Fursa Alternative Strategies LLC
                                 200 Park Avenue
                                   54th Floor
                               New York, NY 10166



                                         January 5, 2007


Integral Systems, Inc.
5000 Philadelphia Way, Suite A
Lanham, MD  20706-4417

Attention:  Elaine M. Brown
            Secretary

RE:         NOMINATION OF DIRECTOR TO JOINT BOARD OF INTEGRAL SYSTEMS, INC.
            (THE "COMPANY")

Dear Ms. Brown:

     The Company's inability to execute alternative strategies for increasing shareholder value to date is extremely troubling.

     As the Company's largest shareholder, we would like to see the Company's corporate governance significantly improved. The Company's Board and Management seem to require regular reminding of the need to significantly increase shareholder value.

     To better understand and act more in accordance with owner interests, we now believe the Board must include institutional investor representation. To that end, Fursa Alternative Strategies hereby nominates William F. Harley, III to the Company's Board for election as a Director at the Company's next Shareholder meeting. Fursa also nominates for election as Director at the next Shareholder meeting William F. Leimkuhler, who presently serves as a Director of the Company.

     Nominee information materials relating to Mr. Harley are being provided with this letter in accordance with the Company's by-laws. Mr. Leimkuhler is presently a Director of the Company, and as such, the Company already has his information.

                                    Very truly yours,

                                    Fursa Alternative Strategies LLC



                                    By:       /s/  William F. Harley, III
                                         Name:     William F. Harley, III
                                         Title:    Chief Investment Officer

Enclosures